Jan Woo, Legal Branch Chief

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&M Media, Inc.
Amendment No. 1 Offering Statement on Form 1-A
Filed March 15, 2021
File No. 024-11455

Dear Ms. Woo:

We acknowledge receipt of the comments in the letter dated March 23, 2021 from the staff of the Division of Corporation Finance – Office of Technology (the “Staff”) regarding the Offering Statement of M&M Media, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 1 to Offering Statement on Form 1-A

Security Ownership of Management and Certain Securityholders, page 70

1.	Please disclose the natural person or persons who have beneficial ownership of the shares held by Univision Interactive Media, Inc.

In response to the Staff’s comment, the Company has amended its disclosure in the “Security Ownership of Management and Certain Securityholders” section of the Offering Circular to disclose that the beneficial owner of the shares of the Company’s Series A Preferred stock (the “Shares”) held by Univision Interactive Media, Inc. (“UIM”) is UIM’s parent, Univision Communications Inc. (“UCI”).

The Company shared the Staff’s comment with UIM, and based on UIM’s response, the Company understands that neither the ownership of UIM or UCI is attributable to any one natural person or persons.

Therefore, although UIM is the holder of record of the Shares and itself votes those shares on matters presented to the Company’s shareholders, the Company has listed UCI as the potential beneficial owner of UIM’s shares, due to its ownership of UIM.

Thank you again for the opportunity to respond to the Staff’s comments on the Offering Statement of M&M Media, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc: Gary Mekikian

Chief Executive Officer

M&M Media, Inc.